Exhibit 8.1

List of Subsidiaries

Subsidiary*	Year of Incorporation	Jurisdiction of Incorporation
Hoshin GigaMedia Center, Inc.	1998	Taiwan
GigaMedia Finance International Limited	2000	Cayman Islands
GigaMedia International Holdings Limited	2004	British Virgin Islands
Cambridge Entertainment Software Limited	2004	British Virgin Islands
FunTown World Limited	2005	British Virgin Islands
GigaMedia Asia Limited	2005	British Virgin Islands
FunTown Hong Kong Limited	1999	Hong Kong
GigaMedia China Limited	2005	British Virgin Islands
Cambridge Interactive Development Corporation	1997	U.S.A.
Internet Media Licensing Limited	2005	British Virgin Islands
GigaMedia Europe Limited S.à.r.l.	2010	Luxembourg
GigaMedia Asia Pacific Limited	2006	British Virgin Islands
GigaMedia Online Entertainment Corp.	2009	Cayman Islands
GigaMedia (HK) Limited	2004	Hong Kong

*	Includes significant subsidiaries of GigaMedia Limited only.